Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Osisko Development Corp. (the "Company") 1100 Avenue des Canadiens-des-Montréal, Suite 300 Montréal, Québec H3B 2S2

Item 2	Date of Material Change

October 29, 2025

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through GlobeNewswire on October 29, 2025 and filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile on October 29, 2025.

Item 4	Summary of Material Change

On October 29, 2025, the Company completed a private placement offering of 15,409,798 common shares of the Company ("Common Shares") for aggregate gross proceeds of approximately C$82.5 million (the "Offering").

Item 5	Full Description of Material Change

On October 29, 2025, the Company completed a private placement offering of 15,409,798 Common Shares for aggregate gross proceeds of C$82,474,334.44.

The Offering was comprised of the following issuances, on a private placement basis:

(a) LIFE Offering: the issuance and sale of 8,616,000 Common Shares for aggregate gross proceeds of C$49,999,980, made pursuant to the “listed issuer financing exemption” available under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the "LIFE Exemption") in each of the provinces and territories of Canada, in three tranches as follows: (i) 2,990,000 Common Shares (the "National FT Shares") that will qualify as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) at a price of C$6.69 per National FT Share for gross proceeds to the Company of C$20,003,100, (ii) 1,444,000 Common Shares to certain eligible British Columbia resident subscribers (the "BC FT Shares", and together with the National FT Shares, the "FT Shares") that will qualify as “flow- through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) at a price of C$6.93 per BC FT Share for gross proceeds to the Company of C$10,006,920, and (iii) 4,182,000 Common Shares at a price of C$4.78 per Common Share (the "HD Shares") (which for greater certainty will not qualify as "flow-through shares") for gross proceeds to the Company of C$19,989,960; and

(b) Concurrent Private Placement: the issuance and sale of an additional 6,793,798 HD Shares at a price of C$4.78 per HD Share for gross proceeds to the Company of C$32,474,354.44 made pursuant to exemptions available under NI 45-106, other than the LIFE Exemption (the "Concurrent Private Placement").

The Offering was co-led by National Bank Financial Inc., BMO Capital Markets and RBC Capital Markets (collectively, the "Underwriters"), as co-lead underwriters and co- bookrunners.

The Company will use an amount equal to the aggregate gross proceeds from the sale of the FT Shares under the Offering to incur eligible "Canadian exploration expenses" that will qualify as (i) "flow-through mining expenditures" within the meaning of the Tax Act, and (ii) in respect of the BC FT Shares purchased by eligible British Columbia purchasers, "BC flow- through mining expenditures" that meet the criteria set forth in subsection 4.721(1) of the Income Tax Act (British Columbia), in respect of the exploration activities on the Company's properties in British Columbia (the "Qualifying Expenditures"). The Qualifying Expenditures will be incurred on or before December 31, 2026 and will be renounced by the Company to the initial purchasers of the FT Shares with an effective date no later than December 31, 2025.

The Company intends to use the net proceeds of the HD Shares issued pursuant to the Offering to contribute to the capital required to construct the Cariboo Gold Project and related pre- construction activities.

In connection with the Offering, the Underwriters were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the Offering.

The HD Shares issued under the Concurrent Private Placement will be subject to a statutory hold period of four months and one day pursuant to applicable Canadian securities laws. The Offering remains subject to final acceptance of the TSX Venture Exchange.

Insider Participation

In connection with the Offering, Double Zero Capital LP, an insider of the Company, subscribed for an aggregate of 2,447,775 HD Shares for aggregate gross proceeds of C$11,700,364.50.

Double Zero Capital LP ("Double Zero"), being a >10% securityholder of the Company, is an "insider" of the Company and subscribed for 2,447,775 HD Shares pursuant to its pre-emptive rights in respect of the Concurrent Private Placement under the investor rights agreement dated August 15, 2025 between Double Zero and the Company. Double Zero's subscription is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by Double Zero, a "related party" of the Company, were not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from formal valuation and minority approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization. Additionally, the Company is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to "U.S. Persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with applicable exemptions therefrom.

Item 5.2	Disclosure for Restructuring Transactions

Item 6	Not applicable. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Sean Roosen Chair and Chief Executive Officer Osisko Development Corp. Telephone: (514) 940-0685

Item 9	Date of Report

November 10, 2025

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This material change report contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this material change report may include, without limitation, statements pertaining to the use of the proceeds of the Offering, the tax treatment of the FT shares, the timing and ability of the Company to renounce the qualifying expenditures, the ability to obtain the necessary regulatory authority approvals and the ability to obtain the final acceptance of the TSXV and/or the New York Stock Exchange and the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSXV and the New York Stock Exchange (if at all), risks related to exploration, development and operation of the Cariboo Gold Project, general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca).

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this material change report are as of the date of this material change report and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.